[DILWORTH PAXSON LLP]

direct dial number:	Graham R. Laub
(215) 575-7277	glaub@dilworthlaw.com

October 26, 2006

United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549 Attention: William Friar
Re:	Sterling Banks, Inc. Amendment No. 3 to Registration Statement on Form S-4

Dear Mr. Friar:

On behalf of Sterling Banks, Inc. (the “Company”), we hereby respond to your letter dated October 24, 2006 commenting on Amendment No. 3 to its Registration Statement (File No. 333-133649).

As requested, we have set forth your comments and questions below and provided answers responsive to those questions and comments and/or indicated where disclosure has changed in the filing in light of such questions or comments.

Selected Historical Financial Data for Sterling Bank

1.  We reviewed your response to comment 2 of our letter dated September 29, 2006. Please revise your filing to explain why the allowance/non-performing loans data is not meaningful for 2003 and 2002.

The Company will expand footnote 2 to clarify that allowance/non-performing loans were categorized as not meaningful because non-performing loans were zero in each of 2002 and 2003.

Unaudited Pro Forma Condensed Combined Balance Sheet

2.  We reviewed your response to comment 4 of our letter dated September 29, 2006. Please describe the terms of the contract terminations and severance payments that supports the inclusion of these costs in the purchase price. Specifically tell us how you considered EITF 95-3 in evaluating the inclusion of these costs.

The Company will revise the disclosure to explain that the contract terminations relate to the termination of contracts previously entered into by Farnsworth for services that will not be utilized after the Merger and will have no benefit to Sterling Bank. The contract terminations and severance payments are not acquisition costs, but are rather a cash expense at closing and are therefore not included in the purchase price.

Dilworth Paxson LLP
October 26, 2006
To: William Friar

3.  We reviewed your response to comment 5 of our letter dated September 29, 2006. Please tell us the fair value of the outstanding options at June 30, 2006 as determined using a fair value method upon the grant date consistent with SFAS 123 and your disclosures in Note 14 of Farnsworth’s financial statements. Again, if the amount paid is in excess of the fair value then revise to record the excess as compensation expense rather than capitalize it as a part of the purchase price of Farnsworth.

The Company’s position is that they are redeeming the options at their fair value.  The options are being redeemed at their intrinsic value based on a $27.50 purchase price.  As part of the transaction, 50% of the stock is redeemed at $27.50, therefore the Company believes that this redemption value establishes the market price for the stock.  In using a Black-Scholes option pricing model the fair of the options will never be less than the underling intrinsic value, and, therefore there is no excess consideration being paid.

4.  We reviewed your response to comment 6 of our letter dated September 29, 2006. Please tell us why you adjusted the average market price per share to reflect the stock dividend, considering the exchange ratio of 2.3625 already reflects the 5% stock dividend. Please provide specific guidance that supports your decision to adjust the market price.

While the Company could not find any specific guidance on how to adjust the purchase price after a stock dividend in a business combination, they applied the same logic used for the retroactive restatement provisions of stock splits and dividends.  The stock dividend should not have an effect on the market value of the Company being acquired. In the Merger, the outstanding Farnsworth shares will be converted into 50% cash and 50% stock.  The stock consideration was based on a 2.25 conversion ratio.  The average market price of Sterling Bank stock for the period five days prior and five days after the announcement of the Merger was approximately $12 per share.  Therefore, as of that date, the market value of the stock consideration to be paid to the 325,265 outstanding Farnsworth shares that will be exchanged for Sterling stock (i.e. 50% of the total outstanding Farnsworth shares) would be $8,782,155 ($12/share * 325,265 outstanding shares * 2.25 conversion ratio).  Subsequent to the declaration of the 5% stock dividend, the conversion ratio was adjusted to 2.3625.  By adjusting the stock price for the dividend (12/1.05) the market value of the stock consideration would still be $8,782,155 (11.42857/share * 325,265 outstanding shares * 2.3625 conversion ratio).

Dilworth Paxson LLP
October 26, 2006
To: William Friar

Farnsworth Financial Statement Statements, September 30, 2005

Consolidated Statement of Cash Flows for the Years Ended September 30, 2005 and 2004

5.  We have reviewed your response to comment 9 of our letter dated September 29, 2006 and noted your response was not complete. Please tell us the amount of gross cash receipts and cash payments related to loans held for sale.

As requested, the following chart indicates the gross cash receipts and payments related to loans held for sale for the fiscal years ended September 30, 2005 and 2004.

	2004	2005

Gross Received	$2,111,200	$3,218,219

Gross Funded	$2,076,856	$3,199,100

Gain	$34,344	$19,119

Thank you for your consideration of these matters. If you have any questions regarding any of the responses or any of the materials in the filing, please do not hesitate to contact the undersigned at 215-575-7277 or Marci Donnelly at 215-575-7276.

Very truly yours,

/s/ Graham R. Laub

                                        Graham R. Laub

grl

cc:	Jessica Livingston, Esq. Robert H. King, Sterling Bank J. Roger Williams, Esq. Marci K. Donnelly, Esq.